UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1751 Richardson Street, Suite 2207

Montreal Quebec H3K-1G6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 10, 2022, Siyata Mobile Inc., a British Columbia (Canada) company that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems, issued its unaudited interim condensed consolidated financial statements as at September 30, 2022 and December 31, 2021, and for the three and nine months ended September 30, 2022 and 2021, a copy of which is attached hereto as Exhibit 99.1 and its Management’s Discussion and Analysis For the Three Month and Nine Months Ended September 30, 2022 as at November 10, 2022, a copy of which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Registrant’s unaudited interim condensed consolidated financial statements as at September 30, 2022 and December 31, 2021, and for the three and nine months ended September 30, 2022 and 2021.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three Month and Nine Months Ended September 30, 2022 as at November 10, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2022	SIYATA MOBILE INC.

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

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